Rediff.Com Reports Results For the Fourth Quarter and Fiscal Year
Ended March 31, 2008

Mumbai, India, May 23, 2008.

Rediff.com India Limited (NASDAQ: REDF), one of the leading worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide, today announced its financial results for the fourth quarter and fiscal year ended March 31, 2008.

Performance Highlights:

Financial Results for the Quarter Ended March 31, 2008

•	Revenues for the quarter ended March 31, 2008 totaled US$9.06 million, an increase of 7% over revenues from the quarter ended March 31, 2007.

•
India Online revenues, which include advertising and fee-based revenues, for the quarter ended March 31, 2008 totaled US$7.18 million, an increase of 14% compared to India Online revenues for the quarter ended March 31, 2007.

•	US Publishing revenues for the quarter ended March 31, 2008 totaled US$1.88 million, a decrease of 14% over US Publishing revenues for the quarter ended March 31, 2007.

•	Gross Margins for the quarter ended March 31, 2008 as well as same quarter last fiscal year stood at 83%.

•	Operating EBITDA for the quarter ended March 31, 2008 was US$1.41 million compared to operating EBITDA of US$2.01 million for the quarter ended March 31, 2007.

•	Net income for the quarter ended March 31, 2008 was US$1.02 million, or 3.44 cents per ADS, compared to a net income of US$2.00 million, or 6.89 cents per ADS, for the quarter ended March 31, 2007.

Financial Results for the Fiscal Year Ended March 31, 2008

•	Revenues for the fiscal year ended March 31, 2008 totaled US$32.25 million, an increase of 13% over revenues during the fiscal year ended March 31, 2007.

•	India Online revenues for the fiscal year ended March 31, 2008 totaled US$23.65 million, an increase of 14% compared to India Online revenues during the fiscal year ended March 31, 2007.

•	US Publishing revenues for the fiscal year ended March 31, 2008 totaled US$8.60 million, an increase of 9% compared to US Publishing revenues during the fiscal year ended March 31, 2007.

•	Operating EBITDA for the fiscal year ended March 31, 2008 was US$4.39 million compared to operating EBITDA of US$5.93 million for the prior fiscal year.

•	Net income for the fiscal year ended March 31, 2008 was US$5.03 million, or 17.19 cents per ADS, compared to a net income of US$6.99 million, or 24.04 cents per ADS, for the prior fiscal year.

Registered Users

•	Registered users grew to 65.7 million as of March 31, 2008, a 22% increase over the number of registered users as of March 31, 2007.

Advertising Revenues

•
Revenues from the India Online advertising business grew by 14% for the quarter ended March 31, 2008 compared to the same quarter in the prior fiscal year. Highlights and trends for the India Online advertising business are:

1.
The number of companies advertising on Rediff’s website for the quarter ended March 31, 2008 totaled approximately 250 as compared to approximately 180 during the same quarter in the prior fiscal year.

2.
The following top five industry categories accounted for 53% of the Company’s advertising revenues for the quarter ended March 31, 2008: Consumer Finance, Employment, Insurance, Matrimonial and IT products.

3.
For the quarter ended March 31, 2008, the top 10 advertisers contributed approximately 38% of advertising revenue for the India Online advertising business, compared to 55% during the same period in the prior fiscal year.

Product Innovation

Rediff iShare:

The Company continues to enhance its video platform Rediff iShare; the new web based upload feature on iShare introduced in the fourth quarter has lead to substantial increase in the video uploads on the platform.

The Company has also introduced a new ‘Add as a Friend’ feature that has resulted in the proliferation of friend networks between users who are uploading similar types of content.

Video Search:

The Company has launched Video Search as part of its vertical search offerings. The service helps users to search and find videos across over 80 sites with over 1 million videos.

Fare Search:

The Company has extended its Fare Search offering to include searching for schedules, seat availability fares and reservation status for trains in the Indian Railway system. It also offers a feature that lets users get a single view comparison of train and airfares.

Language Search:

Building on its language search capability, the Company has enhanced its crawling technology to identify and reach more Indian language sites. These enhancements have improved the discovery of language content while significantly increasing the regional language index of the service.

Job Search:

The Company now offers enhanced coverage of results on its vertical Job Search, by getting dedicated feeds from major job sites like Naukri.com, Monster India and Clickjobs.

Product Search:

The Company has extended the product search offering to include Car and Bike search. The service has been introduced in Delhi and Mumbai to start with and it includes many of the leading and popular brands available in the country. The service also allows users the ability to directly send test-drive requests to automobile dealers via SMS.

Rediff Classifieds:

The Company has introduced a new version of Rediff Classifieds to offer users a  better experience. The new version of Rediff Classifieds is a move towards a more search-focused user experience. In line with this approach, the Company has expanded the coverage of the classifieds database by building partnerships to expand the number of listings that are available on Rediff Classifieds. Rediff Classifieds currently has approximately 450,000 listings over 400 locations in 200+ categories.

In order to acquire small and medium advertisers for the Pay4Clicks advertising program on Rediff Classifieds, the Company has established a distribution channel with over 50 channel partners across 7 Indian cities and is aggressively expanding its reach into the small-advertisers market in India.

Financial Results

For the Fourth Quarter ended March 31, 2008

Revenues
Revenues for the quarter ended March 31, 2008 increased by 7% to US$9.06 million, as compared to US$8.48 million in the same quarter last fiscal year.

Revenues from India Online, which comprised online advertising and fee-based services, increased by 14% to US$7.18 million during the quarter ended March 31, 2008 compared to US$6.30 million during the same quarter last fiscal year.

Revenues from US Publishing for the quarter ended March 31, 2008 were US$1.88 million compared to US$2.18 million during the same quarter last fiscal year.

Gross Margins
Gross margins for the quarter ended March 31, 2008 as well as for the same quarter last fiscal year were 83% or US$7.53 million for the fiscal quarter ended March 31, 2008 compared to US$7.05 million as recorded in the same quarter last fiscal year.

Operating Expenses
Operating expenses increased by 21% to US$6.12 million for the quarter ended March 31, 2008, compared to US$5.04 million for the same quarter last fiscal year, primarily due to higher bandwidth, advertising and marketing expenses, stock-based compensation and higher payroll costs. Operating expenses for the quarter ended March 31, 2008 included a stock-based compensation charge of US$0.60 million compared to US$0.44 million in the same quarter last fiscal year.

Operating EBITDA
Operating EBITDA was US$1.41 million for the quarter ended March 31, 2008 as compared to an Operating EBITDA of US$2.01 million for the corresponding quarter last fiscal year.

Depreciation and Interest Income
Depreciation expenses increased to US$1.68 million for the quarter ended March 31, 2008 compared to US$0.94 million for the same quarter last fiscal year.

Interest income increased to US$1.33 million during the fiscal quarter ended March 31, 2008, compared to US$1.03 million during the same quarter last fiscal year.

Net Income
Net Income for the quarter ended March 31, 2008 was US$1.02 million, or 3.44 cents per ADS, compared to a net income of US$2.00 million, or 6.89 cents per ADS, for the same quarter last fiscal year.

For the Fiscal Year ended March 31, 2008

Revenues
Revenues for the full fiscal year ended March 31, 2008 increased by 13% to US$32.25 million, as compared to US$28.68 million in the prior fiscal year.

Revenues from India Online increased by 14% to US$23.65 million during the fiscal year ended March 31, 2008 compared to US$20.76 million during the prior fiscal year.

Revenues from US Publishing for the fiscal year ended March 31, 2008 increased by 9% to US$8.60 million from US$7.92 million during the prior fiscal year.

Gross Margins
Gross margins for the fiscal year ended March 31, 2008 as well as for last fiscal year were 81% or US$26.25 million for the fiscal year ended March 31, 2008 compared to US$23.26 million as recorded in previous fiscal year.

Operating Expenses
Operating expenses increased by 26% to US$21.86 million for the fiscal year ended March 31, 2008, compared to US$17.33 million for the prior fiscal year, primarily due to higher bandwidth, advertising and marketing expenses, stock-based compensation and payroll costs. Operating expenses for the fiscal year ended March 31, 2008 included a stock-based compensation charge of US$1.88 million compared to US$1.23 million in last fiscal year.

Operating EBITDA
Operating EBITDA was US$4.39 million for the fiscal year ended March 31, 2008 as compared to an Operating EBITDA of US$5.93 million for the prior fiscal year.

Depreciation, Interest Income and Foreign Exchange
Depreciation expenses increased to US$5.90 million for the fiscal year ended March 31, 2008 compared to US$2.87 million for the prior fiscal year.

Interest income increased to US$5.51 million during the fiscal year ended March 31, 2008, compared to US$3.73 million during the prior fiscal year.

There was a net foreign exchange loss of US$0.54 million during the fiscal year ended March 31, 2008 arising from the conversion of cash deposits and other balances held in US Dollars into the Company’s functional currency (the Indian Rupee) for financial reporting purposes.

Net Income
Net Income for the fiscal year ended March 31, 2008 was US$5.03 million, or 17.19 cents per ADS, compared to a net income of US$6.99 million, or 24.04 cents per ADS, for the prior fiscal year.

Total cash and cash equivalents and short term deposits with banks as of March 31, 2008 was approximately US$59.03 million.

About Rediff.com
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.

Safe Harbor
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements.” These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the U.S. Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by it or on its behalf.

Table to follow

STATEMENT OF OPERATIONS

Fourth Quarter and Fiscal Year Ended March 31, 2008

(All figures are in US$ million, unless otherwise indicated below)

	Year ended March 31		Quarter ended March 31
	2008	2007	2008	2007

Revenues
India Online	23.65	20.76	7.18	6.30
US Publishing	8.60	7.92	1.88	2.18
Total Revenues	32.25	28.68	9.06	8.48

Cost Of Revenues	-6.00	-5.42	-1.53	-1.43

Gross Margin	26.25	23.26	7.53	7.05
Gross Margin %	81%	81%	83%	83%

Operating Expenses *	-21.86	-17.33	-6.12	-5.04

Operating EBITDA	4.39	5.93	1.41	2.01

Depreciation / Amortization	-5.90	-2.87	-1.68	-0.94

Interest Income	5.51	3.73	1.33	1.03

Other Income	1.89	0.12	-	-

Foreign Exchange Gain/ (Loss)	(0.54)	0.13	0.06	(0.09)

Net Income before income taxes	5.35	7.04	1.12	2.01

Tax	-0.32	-0.05	-0.10	-0.01

Net Income	5.03	6.99	1.02	2.00

Net Income per ADS ( in US cents)	17.19	24.04	3.44	6.89

Net Income per ADS ( in US cents) diluted	17.00	23.43	3.42	6.71

Weighted average ADS Outstanding (in millions)	29.21	29.09	29.23	29.09

* Stock-based Compensation included in operating expenses	1.88	1.23	0.60	0.44

Notes
•	Each ADS represents one half of an equity share.

•
The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

Non-GAAP Measures Note
Operating EBITDA and non-GAAP Operating Expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net income (loss), the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME

Fourth Quarter and Fiscal Year Ended March 31, 2008 (All figures are in US$ million)

	Year ended March 31		Quarter ended March 31
	2008	2007	2008	2007

Operating EBITDA (Non GAAP)	4.39	5.93	1.41	2.01

Depreciation / Amortization	-5.90	-2.87	-1.68	-0.94

Interest Income	5.51	3.73	1.33	1.03

Other Income	1.89	0.12	-	-

Foreign Exchange Gain/ (Loss)	(0.54)	0.13	0.06	(0.09)

Net Income before income taxes	5.35	7.04	1.12	2.01

Tax	-0.32	-0.05	-0.10	-0.01

Net Income (GAAP)	5.03	6.99	1.02	2.00

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES

Fourth Quarter and Fiscal Year Ended March 31, 2008

(All figures are in US$ million)

	Year Ended March 31		Quarter Ended March 31
	2008	2007	2008	2007

Operating Expenses (GAAP)	27.76	20.20	7.80	5.98

Depreciation/Amortization	-5.90	-2.87	-1.68	-0.94

Operating Expense (Non-GAAP)	21.86	17.33	6.12	5.04

For further details contact:
Debabrata Saha
Investor Relations and Corporate Affairs Contact
Rediff.com India Limited
Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extn.: 116
Fax.: +91-22-2444-6837